News release
For immediate publication

ART’s Scientific Advisory Board Endorses Treatment Monitoring Application for SoftScan

Company’s breast optical imaging device has demonstrated ability to consistently quantify small variations in physiological parameters indicative of malignancy, making device well suited to monitor the efficacy of breast cancer treatment

Montreal, Canada, March 1, 2006 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that its Scientific Advisory Board, after reviewing interim clinical data of SoftScan, has concluded that the Company’s breast optical imaging device has demonstrated its ability to quantify small variations in physiological parameters that are indicative of malignancy as well as reproduce results with a high degree of consistency, making the device well suited to monitor the efficacy of specific treatments of cancerous breast lesions. Speaking on behalf of the Scientific Advisory Board, Chairman Dr. Martin Yaffe stated: “The Scientific Advisory Board is impressed with the progress that the development team at ART has made in achieving reproducible measurements of key optical properties of breast tissue. These have potential for use in the important area of monitoring the response of a breast tumour to chemotherapy given prior to breast surgery to shrink a tumour”. Dr. Martin Yaffe is Senior Scientist in Imaging/Bioengineering Research

at Sunnybrook & Women’s College Health Sciences Centre in Toronto.

Current methods do not provide early insight on the effectiveness of treatment and therefore require longer time to make such determination. Medical practitioners and clinicians are requesting new tools to better monitor the effects of drugs and other cancer treatments, such as pre-operative neo-adjuvant chemotherapy or radiation therapy. They also expect to know in a more timely manner whether the chosen approach, treatment or dosage is best suited to the patient’s therapeutic response. Dr. Daniel B. Kopans, Chairman of ART’s Clinical Advisory Board and a member of ART’s Scientific Advisory Board, made the following comments after reviewing the SoftScan results: “Treating cancerous tumours before removing them from the breast is safe, and offers the opportunity to determine whether powerful chemotherapy drugs are actually destroying tumour cells. This ‘neo-adjuvant’ form of therapy offers the opportunity to change the therapeutic approach if the tumour is not responding so that the treatment can be tailored to the specific tumour. The use of optical imaging technology such as SoftScan is an opportunity to provide information on tumour response that will likely be evident more rapidly than with other techniques”, concluded Dr. Kopans. Dr. Daniel B. Kopans is Professor of Radiology at Harvard Medical School and Director, Breast Imaging Division, at the Massachusetts General Hospital.

Studies have shown that optical imaging could potentially detect therapeutic efficacy much earlier than other modalities without exposing the patient to harmful radiation. Monitoring early therapeutic response will allow for more effective treatment, reduction in treatment time and patient suffering, in addition to generating important cost savings to patient care facilities and health care systems worldwide. In the United States alone, the total breast cancer therapeutics market is estimated at US$2.8 billion in revenue per year (2006 estimate), with an annual growth rate of 10%, thus offering significant new market opportunities for ART’s SoftScan.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

For information:

Sébastien Gignac Vice President, Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. T. (514) 832-0777 jbedard@art.ca

www.art.ca